120 Albany Street
Tower II, 4th Floor New Brunswick, NJ 08901 1.732.509.9100 Tel 1.732.509.9101 Fax

August 8, 2008

Via EDGAR and Overnight Mail

Ms. Kathleen Collins Accounting Branch Chief Division of Corporate Finance Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-4561

Attn: Ms. Kathleen Collins

Re:	Arbinet-thexchange, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed on March 17, 2008
File No.: 000-51063

Dear Ms. Collins:

This letter is in response to comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated July 11, 2008 (the “Letter”) to William M. Freeman, President and Chief Executive Officer of Arbinet-thexchange, Inc. (the “Company”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”) which was filed with the Commission on March 17, 2008.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized. For reference purposes, the text of the comments have been reproduced below and the Company’s response follows it.

Arbinet-thexchange, Inc.	www.arbinet.com

Response of Arbinet-thexchange, Inc.	Page 2 of 9

General
Comment No. 1

We note the references in your 10-K to the Middle East. We also note that the company has issued press releases in which you discuss expanding into the Middle East. While your 10-K or the press releases did not specifically mention Iran, Syria and Sudan, they are countries in the region that are identified as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Please describe for us any past, current, and anticipated operations in, or other contacts with Iran, Syria or Sudan, if any. Your response should include descriptions of contacts through subsidiaries, joint ventures or distributors, or other indirect arrangements, if any. Describe in reasonable detail the nature and scope of any products, technologies, equipment, and services you have provided in each of the three countries, as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government, of any of the three countries.

Response to Comment No. 1
The Company respectfully acknowledges the Staff’s comment. As disclosed in the 2007 Form 10-K, the Company is focusing its sales and marketing efforts on, among other things, competitive communications services providers in deregulated markets in a number of regions, including the Middle East. In connection with this focus, as the Company announced in the April 23, 2008 press release, it opened an office in Beirut, Lebanon to support its increased membership in the Middle East.
The Company’s neutral exchange (the “Exchange”) is an electronic market for trading, routing and settling communications capacity. Members of the Exchange, consisting primarily of communications services providers, buy and sell voice minutes and Internet capacity through the Exchange. Members of the Exchange place orders through our web-based interface. Sellers on the Exchange post sell orders to offer voice calls and Internet capacity for specific destinations, or routes, at various prices. The Company neither provides the underlying traffic nor sells it to either carriers or end users. The Company provides these services pursuant to agreements with each of its members.
The Company currently does a very small amount of business with a total of five telecommunications carriers in Iran and Sudan (the “Subject Members”); the Company does no business with carriers or others based in Syria. In total, the Company’s business with the Subject Members represents less than 1% of the Company’s annual revenues in 2007. The Company believes that its business dealings with the Subject Members are permitted transactions under the applicable U.S. sanctions regimes administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), which permit certain transactions related to the receipt and transmission of telecommunications involving those countries.
To the best of its knowledge, the Company does not have any agreements, commercial arrangements, or other contacts with the governments, or entities controlled by the governments, of Iran, Sudan, or Syria.
The Company takes seriously its obligation to comply with all applicable laws and regulations, including OFAC sanctions programs. To this end, the Company is in the process of developing and implementing a comprehensive OFAC compliance program, including training for key employees and written policies and procedures.

Arbinet-thexchange, Inc.	www.arbinet.com

Response of Arbinet-thexchange, Inc.	Page 3 of 9

Comment No. 2

Please discuss the materiality of any operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that various state and municipal governments, universities, and other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with state sponsors of terrorism. Your materiality analysis should address the potential impact of investor sentiment directed toward companies that have business contacts with countries identified as state sponsors of terrorism.

Response to Comment No. 2
The Company respectfully acknowledges the Staff’s comment. As discussed in the Company’s response to Comment 1, the revenue derived from the Subject Members does not represented a significant portion of the Company’s revenues and these relationships do not constitute a material investment risk for our security holders. The Exchange has over 1,000 members and lists 1,300 destinations worldwide. During 2007, no member represented over 5% of our fee revenue and our top ten members represented, in the aggregate, approximately 17% of our revenue. As a result, participation by the Subject Members, and inclusion of the routes that they may offer, is not material to the Company’s operations.

The Company’s total revenues for 2005 were approximately $530.5 million, and its total revenues for 2006 were approximately $543.0 million. The revenue generated by the one Subject Member who was a member of the Exchange during those two years totaled $72,916.92 and $48,513.65 respectively, accounting for approximately .014% of the Company’s revenue in 2005, and less than .009% of the Company’s revenue in 2006. The Company’s total revenues in 2007 were approximately $534.0 million, and the revenue generated by the Subject Members totaled $46,244.04, accounting for less than .009% of the Company’s revenue during the year.

The Company’s relationship with the Subject Members is also immaterial from a qualitative perspective. The Company strives to ensure compliance with all laws in conducting business activities. The Company's investors expect that the Company, in operating a worldwide, neutral exchange, will likely have some contacts with these countries as long as the relationships are permitted under law. We respond to questions from investors and the media about activities in this area. We are always responsive to investor concerns and sentiment and evaluate our activities continuously in light of issues of importance to all of our investors.

Comment No. 3

We note that your discussion of cash flows from operating activities primarily recites the information seen on the face of your cash flow statement. Tell us how you considered disclosing the underlying reasons for material changes in your operating cash flows to better explain the variability in your cash flows pursuant to the guidance of Section IV of SEC Release No. 33-8350. In your response, please address why accounts receivable and accounts payable decreased from fiscal 2006 to 2007.

Arbinet-thexchange, Inc.	www.arbinet.com

Response of Arbinet-thexchange, Inc.	Page 4 of 9

Response to Comment No. 3
The Company respectfully acknowledges the Staff’s comment and concurs with the Staff that additional disclosures regarding the material changes in our cash flows from operating activities would be beneficial. We will revise our future filings to include the underlying explanations for material changes in our cash flows from operating activities included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following is an example of disclosure we will include in future filings:

“Cash provided by operating activities

Cash provided by operations for the year ended December 31, 2007 was principally attributable to a net loss of ($6.9) million adjusted for non-cash charges including depreciation and amortization of $8.0 million, non-cash compensation of $2.4 million, impairment charge of $2.3 million and the net change in operating assets and liabilities of ($1.4) million. The net change in operating assets and liabilities of ($1.4) million includes a reduction in trade accounts receivables, net, of approximately $6.3 million due to a decline in minutes traded on our exchange, coupled with a decrease in the average trade rate per minute traded on our exchange. Accounts payable and deferred revenue, accrued expenses and other liabilities decreased approximately $6.6 million primarily due to payments made in 2007 for legal costs and capital expenditures accrued as of December 31, 2006. In addition, a decrease in trading activity in the fourth quarter of 2007 versus 2006 resulted in a reduction in trade accounts payable to our members.”

Comment No. 4

Tell us your consideration to disclose the Company’s obligations for unrecognized tax benefits in your table of contractual obligations. We refer you to Item 303(A)(5) of Regulation S-K.

Response to Comment No. 4
The Company respectfully acknowledges the Staff’s comment and notes that the table of contractual obligations represents a summary of future cash payments. We refer the Staff to Note 11 “Income Taxes,” on pages F-22 through F-25 of the 2007 Form 10-K, which outlines that, as of December 31, 2007, the amount of unrecognized tax benefits, including related estimated interest and penalties was approximately $628,000. Of this amount, the Company estimates that $589,000 relates to unrecognized tax benefits that will be offset by net operating loss carryforwards for which full valuation allowances have been provided. Therefore, to the extent that these unrecognized tax benefits were to be asserted by the taxing authorities, any related tax liability would be offset by available net operating losses and not result in a cash payment. The remaining portion which could be subject to a cash payment, $39,000, was not deemed significant for inclusion in the table of contractual obligations.

Arbinet-thexchange, Inc.	www.arbinet.com

Response of Arbinet-thexchange, Inc.	Page 5 of 9

Comment No. 5

We note that the Company presents cost of trading revenues pursuant to Rule 5-03 of Regulation S-X. Tell us where you have included the cost of fee revenues in your statement of operations. In this regard, tell us whether the income statement line item “operations and development” is the equivalent of “costs and expenses applicable to sales or revenue” (costs of revenue) as defined in Rule 5-03 of Regulation S-X. If so, explain why you do not refer to this line item as costs of revenue. If your income statement does not include the cost of fee revenues, then tell us how you determined that your current disclosures comply with Rule 5-03.

Response to Comment No. 5
The Company respectfully acknowledges the Staff’s comment and we refer the Staff to the Revenue and Costs and Expenses section of the Management’s Discussion and Analysis on page 31 of the 2007 Form 10-K. In the example provided, which represents a typical transaction on our exchange, Trading Revenues represent the selling price of a phone call routed through our facilities which is directly offset by the related cost of the call which we classify as Cost of Trading Revenues in our statement of operations. We believe this treatment is in accordance with Rule 5-03 of Regulation S-X.

Indirect costs of revenues, which the Company classifies as Operations and Development, are also described in the Costs and Expenses section of the Management’s Discussion and Analysis, found on page 31 of the 2007 Form 10-K. As disclosed, these expenses represent “costs related to supporting our exchange, such as salaries, benefits, bonuses and related costs of engineering, technical support, product and software development and system support personnel, as well as facilities and interconnect cost.The Company’s operating and development costs represent the operating costs of the Exchange to generate revenue from both trading activity and the fees we charge members for the ability to trade on the Exchange, which we refer to as fee revenues.

In future filings, we will revise our income statement presentation to refer to the subtotal line in our revenue section, $49,921,000 for the year ended December 31, 2007, as “Net Revenues” to avoid the potential confusion that this line item represents “gross margin” for the period.

Comment No. 6

We note that the Company has agreements with GMAC Commercial Finance LLC (“GMAC”) and Silicon Valley Bank (“SVB”) for global credit risk management services. Based on your disclosure, it appears that your agreement with SVB qualifies for sale treatment pursuant to SFAS 140 and GMAC does not. Please confirm and provide us with your analysis supporting your conclusion and how you believe you meet the disclosure requirements of SFAS 140. Specifically, if either of the arrangements meets the sale criteria, then tell us how you considered disclosing the gains or losses on such sales, if any, and the total amount of receivables either transferred or sold during fiscal 2007 and fiscal 2006. Also, please explain further the guidance that you are relying upon in recording a liability upon the sale of the receivables to SVB and tell us how you account for the trade receivable in these transactions. Additionally, tell us what guidance you considered in determining the changes in amounts “due to Silicon Valley bank” should be classified in the statement of cash flows as financing activity rather than an operating activity.

Arbinet-thexchange, Inc.	www.arbinet.com

Response of Arbinet-thexchange, Inc.	Page 6 of 9

Response to Comment No. 6
The Company respectfully acknowledges the Staff’s comment and would like to inform the Staff that we have determined that our agreement with SVB does not qualify for sale treatment pursuant to SFAS 140. Specifically, we do not believe the transfer of receivables meets the first condition set forth in paragraph 9(a) of SFAS 140, requiring the isolation of the transferred assets from the transferor. Settlements of transferred receivables are routinely made by members by making payments on account rather than paying specific invoices. In addition, since we net our members’ buying and selling activity, certain invoices are settled via buying a member’s activity on the Exchange. Remittances received from members in payment of receivables are commingled with assets of the Company and as such are not deemed to be “put presumptively beyond the reach of the transferor and its creditors,” as required under SFAS 140. We will revise our future filings to include additional disclosure outlining the Company’s conclusion that our agreement with SVB does not qualify for sale treatment for the reasons outlined above.

We have accounted for transferred assets under our SVB arrangement as financing transactions and continue to reflect the trade receivables and related funding from SVB “broad” in our consolidated balance sheet. Accordingly, we have also classified these transactions as a financing activity in our consolidated statement of cash flows.

Comment No. 7

Tell us how you considered separately presenting significant non-cash items (e.g. restructuring, impairment, etc.) other than depreciation, depletion, and amortization expense in your segment disclosures pursuant to paragraph 27(j) of SFAS 131. In addition, tell us how you considered providing geographic information pursuant to paragraph 38 of SFAS 131.

Response to Comment No. 7
The Company respectfully acknowledges the Staff’s comment and would like to inform the Staff that the Company included disclosure in Note 14, “Goodwill and Intangible Assets,” on pages F-27 and F-28 of the 2007 Form 10-K, disclosing the Company’s recognition of a $2.3 million impairment charge related to its Broad Street Digital Limited (“Broad Street Digital”) business, a significant component of the Company’s Digital Media segment. In addition, at the time of the filing, we believed that our disclosures in Note 2, “Restructuring Charges,” on pages F-14 and F-15 of the 2007 Form 10-K, provided adequate evidence that the restructuring charge related to our Voice and Data segment . However, upon receiving the Staff’s comment and further reviewing the requirements of paragraph 38 of SFAS 131, we intend to add these disclosure specifically to the note regarding our segment data in future filings.

We have disclosed geographic information pertaining to revenues and long-lived assets in other parts of our filing. The Company respectfully directs the Staff’s attention to Note 1, “Business and Summary of Significant Accounting Policies, Concentration of Credit Risk,” on pages F-7 through F-14 of the 2007 Form 10-K, where we disclose geographic information pertaining to our revenue and to Note 5, “Property and Equipment,” on pages F-16 and F-17 of the 2007 Form 10-K, where we disclose geographic information of our long-lived assets.

Arbinet-thexchange, Inc.	www.arbinet.com

Response of Arbinet-thexchange, Inc.	Page 7 of 9

Comment No. 8

We note from your disclosures on page 37 that the income tax benefit for fiscal 2005 includes $1.5 million related to the reversal of a portion of the valuation allowance that you previously recorded against the deferred tax assets. We further note that in fiscal 2006, the Company reestablished a full valuation allowance against the net deferred tax assets and ultimately reversed the effects of the $1.5 million benefit recorded in fiscal 2005. Please explain further your basis for concluding in fiscal 2005 that a portion of the deferred tax assets were realizable. Describe the nature of the positive and negative evidence you considered in your determination and how that evidence was weighted. Further, tell us what changed in your analysis from fiscal 2005 to 2006 that required you to reestablish a full valuation within one year. Also, tell us what consideration you have given to enhancing your disclosures to more clearly explain the factors that contribute to the reversal of your deferred tax allowance.

Response to Comment No. 8
The Company respectfully acknowledges the Staff’s comment and would like to inform the Staff that from inception through the fiscal year ended December 31, 2002, the Company sustained significant financial as well as taxable losses in the U.S. However, during the subsequent three-year period, the Company generated U.S. pre-tax financial statement income each year and, during the fiscal year ended December 31, 2005, generated pre-tax financial income of $12.3 million and taxable income of $8.7 million.

In evaluating the ability for the Company to record a deferred tax asset as of December 31, 2005, in accordance with the provisions of SFAS No. 109, the Company considered all sources of taxable income and all positive and negative evidence to determine that it was more likely than not that it would be able to utilize this asset. For positive evidence, the Company considered that it had generated substantial pre-tax financial income during the prior three year period and was projecting pre-tax U.S. earnings for the year ending December 31, 2006 of approximately $7.1 million. For negative evidence, the Company considered that it had fallen short of its financial projections for fiscal year 2005 by 66%.

Based on the above facts and circumstances, as of December 31, 2005 we noted that the positive evidence of recent earnings and projected earnings for fiscal year 2006 supported the recognition of a deferred tax asset. However, given the Company’s limited earnings history and uncertainty as to its ability to accurately forecast the results of its operations for other than a relatively limited period, we concluded that, as of December 31, 2005, the Company would recognize a deferred tax asset equivalent to the U.S. income tax effect of its forecasted earnings for the year ended December 31, 2006, discounted at 50%. Management believed recognition of a deferred tax asset based on projected earnings beyond a one year period was not prudent.

During the year ended December 31, 2006, the Company did generate pre-tax income of approximately $1.5 million, however, this was substantially below its forecast due to a lack of realized revenues and profits from new products, combined with substantial costs related to litigation and other charges. Given the continued inability for the Company to adequately project future taxable income, combined with other factors, including the potential for continued unforeseen costs related to litigation and the Company’s evaluation of strategic alternatives, at December 31, 2006, the Company determined there was no longer sufficient positive evidence to support the recognition of a deferred tax asset. Accordingly, the Company reestablished a full valuation allowance.

Arbinet-thexchange, Inc.	www.arbinet.com

Response of Arbinet-thexchange, Inc.	Page 8 of 9

The Company will consider providing additional disclosures in future filings to more clearly explain any changes to our existing full valuation allowance.

Comment No. 9

We note that the Company recorded $349K in goodwill upon the acquisition of Broad Street in December 2006. We also note from your disclosure on page F-8 that you perform your annual goodwill impairment test on the first day of your fourth fiscal quarter. Tell us how you considered the guidance of paragraphs 28 and 39 of SFAS 142 in determining that the goodwill for the reporting unit which includes Broad Street was not impaired as of 12/31/07 and as of 3/31/08. In your response, please provide us with the carrying value and fair value of each of your reporting units for your annual impairment test and subsequent interim tests, if any.

Response to Comment No. 9
The Company respectfully acknowledges the Staff’s comment and we refer the Staff to Note 14, “Goodwill and Intangible Assets,” on pages F-27 and F-28 of the 2007 Form 10-K, which discusses the Company’s recognition of a $2.3 million impairment charge to write down the intangible and long-lived assets of Broad Street Digital as of December 31, 2007. This impairment charge included a full write-down of the $349,000 of goodwill related to the acquisition of Broad Street Digital. As of December 31, 2007 the carrying value and fair value of Broad Street Digital’s long-lived assets was $440,000.

As of October 1, 2007, our Voice and Data Segment had a carrying value and fair value of $90.6 million and $146.3 million, respectively.

Other Matters

We hereby acknowledge and confirm the following with respect to filings made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Arbinet-thexchange, Inc.	www.arbinet.com

Response of Arbinet-thexchange, Inc.	Page 9 of 9

If you should have any questions concerning the enclosed matters, please contact the John B. Wynne, Jr. at (732) 509-9230 or the undersigned at
(732) 509-9240.

Very truly yours,

W. Terrell Wingfield, Jr., Esq.

cc:	William M. Freeman, Arbinet-thexchange, Inc.
John B. Wynne, Jr., Arbinet-thexchange, Inc.
Suzanne Murray, Esq., Goodwin Procter LLP

Arbinet-thexchange, Inc.	www.arbinet.com